Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces 22% Rise in Revenue and 20% Improvement in Earnings for 2024; Webcast to Discuss Financial Results to be held on May 21st, 2025 at 8:30 AM ET

TOKYO, May 20, 2025 (GLOBE NEWSWIRE) -- MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a holistic healthcare company based in Japan (the “Company” or “MEDIROM”), today announced that for the year ended December 31, 2024, the Company had total revenue of $52,736,000, a 22% increase over total revenue of $43,388,000 for the year ended December 31, 2023. (The Company reports its financial results in Japanese yen and figures presented in this press release in US dollars have been translated for convenience at the exchange rate of ¥ 157.37 = US$1.00. See “Convenience Translations to US Dollars” below for more information.)

Net income for 2024 was $878,000, or $0.17 per basic share, a 20% improvement compared with net income of $731,000, or $0.15 per basic share, for 2023.

MEDIROM’s improvement in revenue in 2024 was primarily driven by a 23% increase in the Company’s Relaxation Salon Segment revenue to $47,317,000, compared with $38,507,000 in 2023.

The Company’s increase in net income in 2024 was primarily the result of the rise in total revenue, a decrease in cost of revenues as a percentage of total revenues to 72.9% in 2024 compared with 77.0% during 2023, and a decrease in selling, general and administrative expenses as a percentage of total revenues to 27.0% in 2024 compared with 28.7% in 2023.

As of December 31, 2024, MEDIROM had cash and cash equivalents of $2,093,000, compared with $676,000 as of December 31, 2023. The Company’s total indebtedness was $11,925,000 and $9,857,000 as of December 31, 2024 and 2023, respectively.

Net cash used in operating activities was $8,462,000 in 2024 compared with $4,014,000 in 2023. Net cash provided in investing activities was $2,296,000 in 2024 while the Company had net cash used in investing activities of $2,088,000 in 2023. Net cash provided by financing activities was $7,583,000 in 2024 compared with $2,931,000 in 2023.

Basic weighted average common shares outstanding were 5,107,404 in 2024 and 4,882,500 in 2023.

“Thus far in 2025, MEDIROM has announced several notable developments,” said Chief Executive Officer Koji Eguchi. “In January, the Company’s subsidiary, MEDIROM MOTHER Labs Inc., began providing its remote health monitoring system, REMONY, and charging-free smart tracker device, MOTHER Bracelet®︎, to the Electronics Division of TOPPAN Inc. (Tokyo Stock Exchange: 7911). Also in January, all corporate capital registration procedures under Japanese law were completed with respect to the Company’s offering of 2,860,000 common shares represented by American Depositary Shares, generating gross proceeds of approximately $5 million.”

“In March, Yasuhiro Hayami, Chief Business Officer of MEDIROM Mother Labs Inc., made a second investment in Mother Labs’ Series A financing at a pre-money valuation of approximately $60 million. This new investment followed Mr. Hayami’s initial investment in a Series A financing in December 2024. Also in March, MEDIROM obtained a new unsecured short-term bank loan in the amount of approximately $2.4 million, which is being used for repayment of indebtedness to MEDIROM Mother Labs and for general working capital, including MOTHER Bracelet development.”

Looking forward to the rest of 2025, Mr. Eguchi said that MEDIROM “will continue to strive to improve revenue growth and bottom-line performance for the year.” Mr. Eguchi added, “As for near-term goals, we aim to not only to capture a significant share of the existing Japanese market for relaxation salons but also to expand our Digital Preventative Healthcare business lines through a variety of strategic initiatives and to increase the margin in that segment. As part of this, we intend to increase the number of Lav® users via the Specific Health Guidance Program promoted by the Ministry of Health, Labor and Welfare of Japan and expand the billing user base for the upgraded Lav® application. We also intend to accelerate the production of our MOTHER Bracelet® for large orders from corporate clients.”

On April 29, 2025, the Company filed its most recent annual report on Form 20-F, which annual report covers the Company’s financial results for the 2024 fiscal year and is available on the Securities and Exchange Commission website at www.sec.gov.

Convenience Translations to US Dollars

The Company’s financial results presented in this press release in US dollars have been translated for convenience from Japanese yen at the exchange rate of ¥ 157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024, as reported by the Board of Governors of the Federal Reserve System in its weekly release on January 6, 2025. These financial results, as reported by the Company in Japanese yen, are included in the tabular data at the end of this press release.

Webcast

MEDIROM will hold a webcast to discuss the Company’s financial results for the fiscal year ended December 31, 2024, on Wednesday, May 21 at 8:30 am Eastern time.

To access the webcast, please go to the following URL five to ten minutes prior to its start:

 https://event.choruscall.com/mediaframe/webcast.html?webcastid=9rHZ3uFf

To participate in the webcast, please use the following dial-in numbers:

North America (toll free):	1-844-413-3971
International:	1-412-317-5775
Japan (toll-free):	0066-33-1-33094

Conference Replay:

A replay of this call will be available on May 21, 2025 at 11:30 a.m. ET until June 4, 2025, at 11:59 PM ET.

To access the replay, please dial:

US (toll free):	1-877-344-7529
International (toll):	1-412-317-0088
Canada (toll free):	855-669-9658

Replay Access Code:	9951136

To access the replay using an international dial-in number, please select the following link:

https://services.choruscall.com/ccforms/replay.html

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 307 (as of March 31, 2025) relaxation salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	the Company’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;

●	the Company’s ability to sell certain of its owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on the Company’s expansion in Japan and certain overseas markets;
●	the Company’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	the fluctuation of foreign exchange rates, which affects the Company’s expenses and liabilities payable in foreign currencies;
●	the Company’s ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where the Company’s relaxation salon base is geographically concentrated;
●	the Company’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	the financial performance of the Company’s franchisees and the Company’s limited control with respect to their operations;
●	the Company’s ability to raise additional capital on acceptable terms or at all;
●	the Company’s level of indebtedness and potential restrictions on the Company under the Company’s debt instruments;
●	changes in consumer preferences and the Company’s competitive environment;
●	the Company’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which the Company operates.

More information on these risks and other potential factors that could affect the Company’s business, reputation, results of operations, financial condition, and stock price is included in the Company’s filings with the SEC, including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of the Company’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. The Company assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contact:
Investor Relations Team
ir@medirom.co.jp

The financial information below should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “Audited Financial Statements”), which is available on the Securities and Exchange Commission website at www.sec.gov.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(Yen in thousands, except share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	¥329,399	¥106,347
Time deposits	6,156	26,502
Accounts receivable-trade, net	1,355,489	621,867
Accounts receivable-other, net	646,207	606,074
Inventories	151,637	139,982
Prepaid expenses and other current assets	217,174	257,932
Total current assets	2,706,062	1,758,704
Property and equipment, net	435,659	451,498
Goodwill	389,131	484,564
Other intangible assets, net	1,139,297	920,700
Investments	87,418	81,542
Long-term accounts receivable-other, net	84,338	95,797
Right-of-use asset - operating lease, net	2,073,763	2,089,402
Lease and guarantee deposits	808,550	848,691
Deferred tax assets, net	285,882	101,636
Other assets	80,571	16,655
Total assets	¥8,090,671	¥6,849,189
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,014,205	¥137,697
Accrued expenses	325,544	1,261,909
Short-term borrowings	491,667	400,000
Current portion of long-term borrowings	620,813	100,415
Income tax payable	58,572	14,888
Current portion of contract liability	53,485	109,307
Advances received	409,710	402,742
Current portion of operating lease liability	792,781	763,422
Other current liabilities	414,704	370,213
Total current liabilities	4,181,481	3,560,593
Borrowings - net of current portion	764,200	1,050,802
Deposit received	236,179	261,922
Contract liability - net of current portion	36,913	71,134
Operating lease liability - net of current portion	1,287,509	1,334,630
Asset retirement obligation	378,907	344,346
Other liabilities	17,424	9,801
Total liabilities	6,902,613	6,633,228
Redeemable noncontrolling interests	200,160	―
COMMITMENTS AND CONTINGENCIES (See Note 17 to the Audited Financial Statements)
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 7,994,450 shares issued and 7,901,950 shares outstanding and 4,975,000 shares issued and 4,882,500 shares outstanding at December 31, 2024 and 2023	352,523	19,900
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2024 and 2023	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2024 and 2023	(3,000)	(3,000)
Additional paid-in capital	354,605	113,602
Retained earnings	229,040	80,277
Total equity attributable to shareholders of the Company	933,268	210,879
Noncontrolling interests	54,630	5,082
Total equity	987,898	215,961
Total liabilities and shareholders’ equity	¥8,090,671	¥6,849,189

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2024	2023	2022
Revenues:
Revenue from directly-operated salons	¥7,352,868	¥5,656,519	¥5,396,294
Franchise revenue	792,633	971,027	1,163,998
Other revenues	153,633	200,397	393,765
Total revenues	8,299,134	6,827,943	6,954,057
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	5,575,568	4,552,408	4,129,240
Cost of franchise revenue	316,655	523,330	645,733
Cost of other revenues	160,626	183,337	276,627
Selling, general and administrative expenses	2,241,515	1,960,447	1,805,490
Impairment loss on long-lived assets	22,872	—	—
Total cost of revenues and operating expenses	8,317,236	7,219,522	6,857,090
Operating income (loss)	(18,102)	(391,579)	96,967
Other income (expense):
Dividend income	2	2	2
Interest income	8	1,111	6,072
Interest expense	(49,745)	(36,868)	(9,800)
Gain from sales of salons	40,631	413,678	—
Subsidies	13,855	21,376	20,625
Foreign currency exchange gain	18,121	26,825	14,830
Other, net	42,943	(13,923)	51,078
Total other income	65,815	412,201	82,807
Income before income tax expense	47,713	20,622	179,774

Income tax (benefit) expense	(90,478)	(94,427)	30,809

Net income	138,191	115,049	148,965
Less: Net loss attributable to noncontrolling interests	(10,572)	(355)	—
Net income attributable to shareholders of the Company	¥148,763	¥115,404	¥148,965

Net earnings per share attributable to shareholders of the Company
Basic	¥29.13	¥23.64	¥30.54
Diluted	¥28.52	¥22.34	¥27.23

Weighted average shares outstanding
Basic	5,107,405	4,882,501	4,877,405
Diluted	5,851,516	5,166,653	5,470,655

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Yen in thousands)

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	¥138,191	¥115,049	¥148,965
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	290,038	252,595	184,056
Gain from sales of directly-owned salons	(1,697,112)	(1,244,240)	(858,548)
Change in provision for credit losses	49,780	1,958	(36,355)
Foreign currency exchange gain	(8,969)	(17,402)	—
(Gains) losses on disposal of property and equipment, net, other intangible assets, net and goodwill	7,109	(2,648)	12,908
Impairment loss on long-lived assets	22,872	—	—
Deferred income taxes, net	(188,706)	(101,636)	—
Other non-cash losses – net	53,146	45,718	—
Changes in operating assets and liabilities:
Accounts receivable-trade, net	339,120	580,681	(222,384)
Accounts receivable-other, net	(39,159)	43,382	(210,476)
Inventories	(10,612)	(25,873)	(95,406)
Prepaid expenses and other current assets	(2,362)	(530)	(181,477)
Lease and guarantee deposits	46,853	46,652	(27,185)
Accounts payable	876,508	(69,884)	(23,318)
Accrued expenses	(1,048,548)	97,045	517,714
Income tax payable	43,684	(45,006)	19,173
Contract liability	(90,042)	(64,999)	(82,636)
Advances received	(27,939)	(104,663)	(111,109)
Other current liabilities	22,740	(77,447)	254,742
Deposit received	(25,743)	(42,656)	(24,411)
Other assets and other liabilities – net	(82,530)	(17,833)	50,050
Net cash used in operating activities	(1,331,681)	(631,737)	(685,697)
Cash flows from investing activities:
Purchases of time deposits	(5,656)	—	—
Proceeds from maturities of time deposits	26,004	—	—
Acquisition of investments	—	(3,094)	—
Proceeds from sale of investment securities	3,558	—	—
Acquisition of property and equipment	(71,408)	(135,840)	(120,740)
Proceeds from sale of property and equipment	—	—	40,620
Acquisition of intangible assets	(493,405)	(786,178)	(45,761)
Proceeds from sale of salons	908,419	584,768	851,719
Acquisition of businesses – net of cash acquired	(21,348)	—	(148,000)
Payment received on short-term loans receivable	—	113	—
Payment received on long-term accounts receivable-other, net	15,229	11,655	2,599
Net cash provided (used in) by investing activities	361,393	(328,576)	580,437
Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	608,101	—	—
Proceeds from issuance of preferred stock	260,280	—	—
Proceeds from short-term borrowings	710,000	400,000	—
Repayment of short-term borrowings	(588,333)	—	(162,252)
Proceeds from long-term borrowings	300,000	—	547,619
Repayment of long-term borrowings	(96,708)	(99,084)	(45,270)
Proceeds from sale of subsidiary stock	—	160,290	—
Net cash provided by financing activities	1,193,340	461,206	340,097

Net increase (decrease) in cash and cash equivalents	223,052	(499,107)	234,837
Cash and cash equivalents at beginning of year	106,347	605,454	370,617
Cash and cash equivalents at end of year	¥329,399	¥106,347	¥605,454